Exhibit 99.1
chairman’s address
Chairman’s Address to 2005 Annual Meetings
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My focus today is firmly on James Hardie’s achievements.
I don’t propose to use this Address to re-visit history. I believe we have done that adequately through my address to you at last year’s meeting, our public statements since then and in this year’s Annual Report.
I start by paying tribute to the people and products that are James Hardie today. In the face of an extraordinarily difficult eighteen months, your company’s business has not just survived, it has continued to grow and prosper. I want to acknowledge this success, and reflect a little on just what this company is capable of achieving.
Our success is testament to the strength and robustness of this business, and its high-performance culture.
At every level, from those who develop and manufacture our products, to those who sell them in the various markets, from those who set the business strategy and guide our overall policy, to those who support our activities in functional roles, the people who constitute James Hardie have worked tirelessly to look after those they serve, to achieve the best outcome for the company and all those who depend on its ongoing success — its stakeholders.
We recognise that we need to regain our place in corporate Australia
In talking about the underlying strength and success of our business, I’m not ignoring the negative sentiment towards the company, exacerbated by the time it has taken to finalise the voluntary asbestos compensation funding proposal.
We are working to overcome this, not only by seeking to finalise the voluntary funding arrangements but also by continuing to further improve our business performance, to support our employees, and to meet our customers’ needs.
At this point, I thank you, our shareholders, for your continued support of the company and for your ability to see beyond the headlines, to understand the very real complexities involved in the asbestos issue and to recognise that your Board is committed to finalising the current negotiations for a sustainable long-term voluntary funding arrangement.
2005 Chairman’s Address

We are working to implement the Heads of Agreement
And we are committed to signing a legally-binding Principal Deed with the NSW Government which implements in the shortest possible time the Heads of Agreement which the NSW Government, James Hardie and others signed last December.
We continue to work on resolving the remaining issues, despite the many complexities involved in developing an arrangement that will still work, as well as providing reasonable protections for the Fund, over at least a 40+ year period.
In the Annual Report, I expressed the hope that the signing of this Deed would not be far off, although there were still several significant issues to be resolved. This remains the case today, although the points of difference are, we hope, narrowing.
In question forms submitted ahead of today’s meeting, holders asked for an update on the timing of the proposed funding solution being put to them for approval.
Having nominated — and missed — three deadlines already, I’m reluctant to suggest another definitive timeframe for the conclusion of negotiations. I can say that we are very disappointed and frustrated it has taken as long as it has and we are working for resolution as soon as possible. However, this has to be done in the context of ensuring our company remains financially strong, retains the support of you, our shareholders, and of our lenders and is able to continue to grow and to fund its growth for the benefit of all stakeholders.
Much has been achieved since we signed the Heads of Agreement
Despite our frustration at not yet being at a point where we can put an agreed proposed funding arrangement to you, we have achieved or resolved many of the issues identified by your directors as necessary pre-requisites to seeking your approval for the proposal:
1.	We have what we believe is a more stable estimate of the extent of the funding anticipated to be required. This has come from the KPMG Actuaries reports first released by us in June last year and updated in March this year, the second of which shows a central estimate of funding requirement of A$1.685 billion NPV as at 31 March 2005. An updated report to 30 June 2005, including estimated legal and administrative cost savings, is now around 95% complete.

The voluntary funding arrangement set out in the very detailed Heads of Agreement is intended to provide for payments to be made to all future proven claimants in Australia against the former James Hardie subsidiaries for asbestos-related diseases arising from exposure to asbestos in Australia.

However, it should be recognised that because the factors which affect the liabilities including the number of claimants and the amounts that the courts may award is uncertain and James Hardie may not perform as currently projected- no absolute assurance on this can be given.
2.	The NSW Government has committed to reducing the inefficiencies in the dust diseases claims system in NSW. According to the KPMG report at 31 March 2005, legal costs were estimated to be $436 million — around 26% of the A$1.685 billion estimated amount attributable to James Hardie’s former subsidiaries.
2005 Chairman’s Address

The same report estimated that legal costs were at that time running at 35% of the net costs of settlement[1].

To put this into even sharper perspective, KPMG has estimated that system costs could be costing both plaintiffs and defendants around $2 billion (in today’s dollars) of the estimated total Australian liability of $8.2 billion.

Our determination over this issue has paid off: The Government agreed to conduct a review of these costs and completed this review in March this year. The relevant legislation and regulations that took effect on July 1 implement a number of recommendations of the review that will help to reduce legal, administrative and other costs — we hope to a considerable extent, and in a way that is sustainable in the long-term. The Government reforms also require the collection of accurate cost data which will provide the basis of ongoing reviews, which are required to ensure the system continues to improve. We commend the Government on these reforms.

3.	Consistent with the stated objectives of all those involved in its negotiations, including the NSW Government, the regime outlined in the Heads of Agreement seeks to ensure that James Hardie remains financially successful whilst providing an ongoing funding stream for future proven Australian asbestos-related personal injury claimants. In practice, that means the company has the ability to retain enough cash to invest in the business and maintain the future support of the debt and equity markets which are critical to its financial health and, hence, its capacity to fund future claims. We are working to ensure this is maintained in the Principal Deed.

4.	In addition, James Hardie has completed its new debt financing facilities in June and, as a consequence, has the necessary financial capacity to make the proposed initial funding payment.

5.	Still in the area of financial considerations, we need to continue to pursue tax deductibility for voluntary payments to be made by the company. Obtaining deductibility is critical to the affordability of the proposal for James Hardie and could materially affect its financial health (which is, in turn, critical to both our shareholders and asbestos claimants alike). We have been engaged over many months with the Australian Tax Office and the Federal Treasury to resolve this requirement and remain hopeful that it can be settled for the benefit of all stakeholders.

6.	Preparation of related agreements, including detailed arrangements to establish a Special Purpose Fund and support the funding obligations the company is assuming is at an advanced stage.

7.	Other key requirements, such as:
•	an Independent Expert’s report and

•	an Explanatory Memorandum explaining the proposal to shareholders are around 80% completed, and — like other reports and documents — are capable of being finalised in a short time frame as soon as the Principal Deed is finalised.

[1]	Net costs are costs after insurance recoveries
2005 Chairman’s Address

Following the completion of all the requirements I have outlined, there will be a shareholder vote at an Extraordinary General Meeting. The details of all of these will be communicated to you separately.
What is in the Principal Deed?
In summary, your directors are seeking in the Principal Deed an agreed funding mechanism which:
1.	implements the previously agreed Heads of Agreement;

2.	is consistent with our directors’ duties to the company and its stakeholders;

3.	provides an agreed and efficient regime to deal with funding proven Australian personal injury claims for at least 40 years, for the benefit of both shareholders and claimants under various potential changing circumstances;

4.	is affordable for the company; and

5.	retains the support of our lenders.
The key elements of the agreed funding arrangement, which were set out in the Heads of Agreement, include:
•	the establishment of a Special Purpose Fund (SPF) to compensate asbestos victims;

•	initial funding of the SPF by James Hardie on the basis of an Actuaries’ report which is to be updated annually;

•	a two year rolling cash ‘buffer’ in the SPF and an annual top up contribution in advance based on actuarial assessments of expected claims for the next three year period, recalculated annually;

•	a cap on the annual James Hardie payments to the SPF, initially set at up to 35% of annual net operating cash flow of the James Hardie Group for the immediately preceding financial year, with provision for the percentage to decline over time depending on James Hardie’s financial performance and the claims outlook; and

•	no cap on individual payments to proven claimants.
All these elements have already been satisfactorily reflected in the draft Principal Deed.
The Current State of Negotiations with the NSW Government
What is proving to be challenging is translating from the Heads of Agreement into the Principal Deed agreed responses to contingencies that may or may not arise over the next 40 years or so.
2005 Chairman’s Address

We are currently considering Draft Nine of the Principal Deed, recently prepared by the Government. Unfortunately, as we advised the market on Wednesday, the Government’s negotiating team sought to introduce into Draft Nine a number of new matters which were not raised during lengthy face-to-face meetings between the negotiating teams when Draft Eight was discussed. Further, some matters which we considered had already been agreed were not reflected in Draft Nine.
We are reviewing these changes carefully in the interests not only of you, our shareholders, but also current and future claimants who may be depending on the sustainability of these arrangements for over 40 years into the future.
I can assure you that we are seeking finalisation of these remaining issues as soon as we possibly can. It is certainly not in our company’s interests for this issue to remain unresolved any longer than is necessary to secure a fair and sustainable outcome — that is, one which implements the Heads of Agreement.
I now turn to deal with more usual corporate matters, and I do thank shareholders for their support while we resolve the outstanding issues with the NSW Government.
We will return to a more structured Dividend policy
A number of holders had questions about our Dividend policy, and I want to comment briefly on that now.
It is appropriate to discuss dividends in this context, because the issue of Dividend payments is related to the voluntary asbestos funding.
In the past, James Hardie made semi-annual dividend payments. We did not declare or pay an interim dividend payment in January 2005, due to the uncertainty surrounding implementation of our voluntary funding proposal, particularly the legal ability of JHI NV to pay a dividend if it recorded or knew it might record in its accounts a provision for funding.
This accounting question has since been resolved and the company declared a dividend in May 2005 that included payment of the January interim dividend.
We anticipate that our Dividend policy will now return to semi-annual payments.
A number of holders have also asked about a Dividend Reinvestment Scheme. Whilst we will periodically revisit this option of raising capital, the company does not have any current plans to introduce such a scheme.
We have reviewed our Corporate Governance practices
In the public statements I have made about James Hardie in the last year, I have expressed my belief that our experiences raise some important corporate governance issues about the very real and complex difficulties directors may face when they attempt to address community expectations and, at the same time, ensure the company continues to operate successfully and with the ongoing support of its shareholders for the benefit of all stakeholders.
2005 Chairman’s Address

Seeking reassurance about the underlying health of the company’s governance, the Board commissioned two independent reviews to examine various aspects of the company’s governance practices.
First, even before the release of the findings of the Commission of Inquiry last year, the Board’s Audit Committee instigated an independent investigation into whether allegations raised during the inquiry had any impact on the company’s accounts. We were reassured to be advised that the integrity of our accounting processes remained intact and there was no impact on the accounts.
Second, we commissioned a global review of the company’s approach to corporate governance in each of the jurisdictions in which we operate. Again, this report reassured us that the policies and practices we use to guide our decisions and operations are sound and comply with the requirements of the jurisdictions in which we operate.
In light of recent changes to the Dutch Civil Code and Corporate Governance Code — and consistent with best practice — we have proposed amendments to our Articles of Association for your approval at this year’s Annual General Meeting. A number of these amendments are mandatory under Dutch law, others are best practice under the Code and others are in accordance with the recently ratified US-Netherlands Tax Treaty. I would be happy to answer questions on these later when we move to the items covered in the Notice of Meetings.
We are undertaking Board renewal to ensure our ongoing strength
At the last Annual General Meeting, I spoke of a program of Board renewal.
We have, since then, engaged a search firm to help us identify new directors with business experience in USA and Europe and the personal qualities and values important for contributing to the balanced composition of this demanding Board.
Our goal is a properly-implemented program of succession that injects new ideas and approaches, allows for a transition in directors, and ensures the continued stability of your company.
As advised in the Annual Report, and in the notice of meetings, while Greg Clark, Michael Brown and James Loudon are standing for re-election at this year’s AGM, both Michael and James have indicated that, if re-elected, they plan to retire from the Board at an appropriate time during their forthcoming terms, following the appointment of new directors.
Since both are members of the Audit Committee — Michael Brown is its Chairman — and both designated financial experts under the Sarbanes Oxley Act of 2002, we will be ensuring that their replacements also possess the requisite financial expertise.
Michael and James have said they’re willing to remain on the Board not just until new directors are appointed but also for a transition period, which is particularly important in the context of the Audit Committee.
2005 Chairman’s Address

I am confident that we will be able to attract people of the calibre we need, by offering them the challenges and rewards of being involved with a high growth company in a vast market with an outstanding product and people, despite the demands of time and travel for this busy global Board.
We are taking the time to conduct the search process properly and we will not be offering to appoint anyone until we’ve resolved the asbestos funding issue with your approval so that any new directors have a clear understanding of the company’s commitments before they are asked to agree to join the Board.
We will also need to secure shareholder approval of enough money to pay them. I foreshadowed in the Annual Report that we will be seeking your approval for an increase in the Directors’ fee pool to ensure we can offer a competitive remuneration package, including a higher proportion of shares in lieu of cash than we currently receive. Your Board does not believe it is appropriate to pursue such an increase until we have resolved the asbestos funding issue. That is why there is no such motion put to this year’s AGM. Your Board will nevertheless be seeking to do so at the EGM so we can proceed to make such appointments when suitable candidates are found.
I would like to take this opportunity to record my thanks to Mike and James — and indeed to all my fellow directors — for their support, guidance and counsel over the past year. The company and its shareholders have been well-served by your passion, and your commitment. Mike in particular has had a demanding job as Chairman of our Audit Committee and has performed it with great expertise. More recently James has been chairing our Due Diligence Committee which is overseeing the preparation of the Explanatory Memorandum for shareholders and has brought wisdom and dedication to this role.
We have the right people in management to guide our growth
When we appointed Louis Gries as the company’s Chief Executive Officer in February, we expressed our delight at having such a strong and experienced internal candidate for this position.
Louis has a long history of outstanding achievements for James Hardie since he joined us in 1991, and we have great confidence in his business expertise, his personal integrity and his forthrightness.
Louis has appointed to the General Management Team a number of outstanding executives whose talents and values contribute to an already highly-skilled and effective leadership team.
Under their management, the company continues to successfully pursue its strategy of fibre cement leadership in all the countries in which we operate.
In addition, I commend Russell Chenu, our CFO, who has brought a considered, steady and fair-minded approach to the negotiations for the Heads of Agreement and who continues to spend almost all his time in Australia to negotiate a satisfactory Principal Deed.
2005 Chairman’s Address

Our business operations are strong
We announced our results for the 2005 Fiscal Year in May. Despite the many challenges we were facing in Australia, these were very pleasing. They are reflected in the accounts you are considering today and those in our Annual Report which you have received. This morning, we announced our results for the first quarter of the 2006 Fiscal Year, and I am pleased to advise that these are also very good — a 51% increase in operating profit from continuing operations to US$55.9 million for the three months ended June 30, 2005; a 17% increase in net sales; a 31% increase in gross profit; and a 49% lift in EBIT.
I will shortly hand over to Louis, who will talk about the business in more detail.
We continue to make a substantial contribution to Australia
All the discussion about James Hardie being a Dutch company ignores the fact that we are a significant Australian success story, and we continue to make a major contribution to this country.
In 1990, we built our first US plant in Fontana, California in 1990. Today, we have 13 plants in the US, Australia and the Philippines and our total annual production capacity is 3,425 million square feet. This will increase to 14 plants and 4,025 square feet when we complete the construction of our latest plant, in Pulaski Virginia — our largest plant to date.
James Hardie pioneered the development of asbestos-free fibre cement building materials in Australia and we still have three manufacturing plants and a Research and Development Centre here.
Through our products, we are a major supplier to, and supporter of, the local building industry. We are also making a contribution to the wider community, both here and overseas, by providing products and employees’ efforts to the humanitarian organisation, Habitat for Humanity. The taxes we pay here contribute to the Australian economy.
Conclusion
The final settlement of the voluntary asbestos compensation solution that we are working so hard to be able to put to you for approval in the coming months is a key milestone for the company. But the results we have been achieving and continue to achieve today show that your company is by no means simply marking time in other areas until this happens.
I congratulate management on their focussed dedication, innovation and persistence in continuing to ensure James Hardie’s business operations are so strong. This will benefit all who have an interest in your company’s long-lasting success — now, and in the future.
I now invite our CEO, Louis Gries, to talk to you about the business.
2005 Chairman’s Address

2005 Annual Information Meeting 19 August 2005 Louis Gries, CEO

Results FY05 Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Highlights - FY05 Full Year USA Fibre Cement - EBIT up 24% Australia and New Zealand Fibre Cement - EBIT up 20% Philippines Fibre Cement - EBIT more than doubled Chile Fibre Cement - positive EBIT in all quarters Hardie Pipe - significant reduction in EBIT loss

Exceeding targets FY'05 Actual Long Term Target p.a. Revenue Growth 23% >15% EBIT1/Sales 16%* >15% ROA (EBIT1/GCE) 23% >15%

USA Fibre Cement - FY05 Full Year Result Net Sales up 27% to US$939.2 million Sales Volume up 22% to 1855.1 mmsf1 Average Price up 4% to US$506 per msf1 EBIT1 up 24% to US$241.5 million EBIT Margin1 down 0.8 pt to 25.7%

USA Fibre Cement Top Line Growth Volume (mmsf) / Starts (000's Units) $1,000 Revenue (USDM) 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 JH Volume JH Revenue Housing Starts

Asia Pacific Fibre Cement - FY05 Full Year Result Net Sales up 7% to US$236.1 million Sales Volume up 4% to 376.9 mmsf1 EBIT1 up 25% to US$46.8 million EBIT Margin1 up 2.7 pts to 19.8%

Results Q1 FY06 Unless otherwise stated, results are for continuing operations only and comparisons are of the 4th quarter of the current fiscal year versus the 4th quarter of the prior fiscal year.

Overview - Q1 FY06 Strong 1st Quarter results Strong top-line growth within our targeted range Sales volumes in US below targeted range Very strong EBIT growth

Overview - Q1 FY06 1st Quarter Q1'06% Net Sales up 17 Gross Profit up 31 EBIT up 49 Operating Profit from Continuing Operations up 51 Net Operating Profit Including Discontinued Operations up 54

Highlights - Q1 FY06 1st Quarter USA Fibre Cement - EBIT up 49% Australia and New Zealand Fibre Cement - EBIT flat Philippines Fibre Cement - EBIT growth Hardie Pipe - EBIT loss reduced Chilean Fibre Cement - sold July New Debt facilities

Future Strategy ..

Unique technology and scale Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations Superior capital cost efficiency - plant capital cost less than 1/2 that of competitors Largest, lowest cost manufacturer - plant operating cost 20-30% lower than competitors Only national producer in each key market Superior economies of scale - plants 2-3 times larger than competitors Unique differentiated products, widest range and strongest brand

R & D is a key driver of growth Capabilities and resources 131 scientists, engineers and technicians US$27 million spend - 2.2% of net sales Core projects new proprietary engineered raw materials New proprietary product formulations New engineering and proprietary process technologies Lightweight and durable products all climates

USA Fibre Cement Strategy Strategy Aggressively grow market for fibre cement Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition

USA Fibre Cement

James Hardie is the largest lowest cost producer of fibre cement in North America

Plant Locations


Tacoma, WA
Reno, NV
Fontana, CA
Peru, IL
Blandon, PA
New Plant
Pulaski, VA
Summerville, SC
Waxahachie, TX
Plant City, FL
Cleburne, TX

JH Plant Design Capacity

Flat Sheet Plants	Capacity (mmsf[1])
Fontana, California	180
Plant City, Florida	300
Cleburne, Texas	500
Tacoma, Washington	200
Peru, Illinois[b]	***560****
Waxahachie, Texas	360
Blandon, Pennsylvania	200
Summerville, South Carolina	190
Reno, Nevada[a]	***300****
Pulaski, Virginia[c]	***600****
Flat Sheet Total	3,390
FRC Pipe Plant	
Plant City, Florida	100,000 tons

*Upgrade or new plant in progress – include capacity being added.

a. Completion Q4 FY05 – Ramp-up in progress
b. Includes 160 mmsf XLD Trim Line – Being commissioned
c. Construction to commenced in Q4 FY05

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Asia Pacific Fibre Cement Strategy Grow primary demand for fibre cement Vigorously protect and grow category share in existing market segments Leverage our superior technology to offer differentiated products and systems with superior value to those of competitors

Australia and New Zealand Higher value differentiated products Lower delivered cost Shift to growth model

Conclusion We have a strong, well established, high growth and return business We have sustainable competitive advantage Our model for continued strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Large upsides due to current R&D investments Significant organisational advantages Focussed strategy and organisational effort Scale and market position

Disclaimer This Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include: projections of our operating results or financial condition; statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Notes EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. Operating profit from continuing operations before income taxes - is equivalent to the US GAAP measure of income from continuing operations before income taxes. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. mmsf - million standard feet msf - thousand standard feet